Filer: The Profit Recovery Group International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                Subject Company: Howard Schultz & Associates International, Inc.
                                                   Commission File No. 000-28000

                           CONFERENCE CALL TRANSCRIPT

                                 INVESTOR NOTICE

The Profit Recovery Group International, Inc. ("PRG") and Howard Schultz & Associates International, Inc. ("HS&A") filed a joint proxy statement/prospectus contained in PRG's registration statement on Form S-4 (File No. 333-69142) on September 7, 2001 concerning the proposed acquisition of HS&A. Investors of PRG and HS&A are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PRG free of charge by requesting them in writing from Leslie Kratcoski at The Profit Recovery Group International, Inc., 2300 Windy Ridge Parkway, Suite 100 North, Atlanta, GA 30339-8426 or by telephone at 770-779-3099.

PRG and HS&A, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of PRG and HS&A in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of PRG and HS&A common stock. Information about the interests of directors and executive officers of PRG and HS&A and their ownership of securities of PRG and HS&A is set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

Forward Looking Statements

Statements made in this transcript which look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include the possibilities that (i) PRG may be unable to obtain current or prospective covenant relief from its lenders and its indebtedness could be accelerated or its credit facility revoked, (ii) if the current economic slowdown continues, PRG's clients may not return to previous purchasing levels, and as a result PRG may be unable to recognize anticipated revenues, (iii) announced divestitures may require a longer time to accomplish than PRG anticipates, or may not be consummated at all, and PRG may incur additional losses if, upon disposal, it does not receive the prices it anticipates for such businesses and may incur unanticipated further charges as a result of its divestiture initiatives, (iv) the announced intention to dispose of the discontinued operations may result in the loss of key personnel and diminished operating results in such operations, (v) PRG may not achieve anticipated expense savings, (vi) PRG's past and future investments in technology and e-commerce may not benefit its business, (vii) PRG's Accounts Payable and French Taxation Services businesses may not grow as expected, (viii) PRG's international expansion may prove unprofitable, (ix) a decision to sell Groupe Alma could result in a material net loss on the transaction; and (x) PRG may not be able to successfully complete the acquisition of HS & A or successfully integrate such firm and achieve the substantial planned post-acquisition synergy cost savings even if the acquisition is completed. If the acquisition of HS&A is not completed, PRG will incur a substantial charge to operations for cumulative out-of-pocket business combination costs incurred. Other risks and uncertainties that may affect PRG's business include (i) PRG's ability to effectively manage its business during the divestitures and its business integration with HS&A,
(ii) the possibility of an adverse  judgment in pending  securities  litigation,
(iii) the impact of certain accounting pronouncements by the Financial Accounting Standards Board or the United States Securities and Exchange Commission, (iv) potential timing issues that could delay revenue recognition,
(v) the effect of strikes, (vi) future weakness in the currencies of countries in which PRG transacts business, (vii) changes in economic cycles, (viii) competition from other companies, (ix) the effect of bankruptcies of PRG's larger clients, (x) changes in governmental regulations applicable to PRG, and other risk factors, detailed in PRG's Securities and Exchange Commission filings, including PRG's Form S-4 filed September 7, 2001 (File No. 333-69142). PRG disclaims any obligation or duty to update or modify these forward-looking statements.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 1


                              PROFIT RECOVERY GROUP

                                 October 8, 2001
                                  9:00 a.m. CDT



Coordinator    Good  morning.  Welcome  to the Q3 update  conference  call.  All participants will be able to listen only until the question and answer session of today's call. This conference call is being recorded at the request of Profit Recovery Group. If you have any objections, you may disconnect at this time. I would now like to introduce out host, Mr. John Cook. Mr. Cook, you may begin.

J. Cook Thank you. I'm John Cook, the Chief Executive Officer of the Profit Recovery Group. I'll be hosting today's call, along with Gene Ellis, our Chief Financial Officer.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 2

               Before we begin, I'm advised by our legal counsel that I need to read the following statements: Statements made in the course of this conference call that state the Company or management's intentions, hopes, beliefs, expectations, and predictions in the future are forward looking statements. It's important to note that the Company's actual results could differ materially from those projected in such forward- looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statement is contained from time to time in the SEC filings, including the risk factors section of the Company's Form S-4, file number 333-69142, filed September 7, 2001.

               The Company disclaims any obligation or duty to update or modify these forward-looking statements. PRG and Howard Schultz and Associates have filed a preliminary joint proxy statement prospectus contained in PRG's registration statement on form S4, filed with the SEC on September 7, 2001.

               Investors of PRG and HSA are urged to read the preliminary joint proxy prospectus and any other relevant documents filed with the SEC because they will contain important information. Further

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 3

               information, including how to obtain copies of these documents free of charge, is outlined in the additional information section of our press release issued this morning.

               PRG announced today that its third quarter results would be lower than the outlook provided on July 26, 2001. We currently estimate that third quarter revenues from continuing operations will be approximately $71.8 million and diluted earnings per share from continuing operations will be approximately $0.04.

               Our  outlook  statements  are  preliminary.  They  are  based  on management's current best estimates and they are subject to change. We will report final results for the third quarter of 2001 on October 31, 2001, at which time we will provide further details and specifics. As such, we will refrain from providing additional detail at this time as our results are still undergoing verification.

               I'd like to take a moment to say that all of us at PRG were deeply saddened by the tragic events of September 11th. We have been very fortunate not to have lost any of our employees and I

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 4

               join everyone at PRG in extending our sincere condolences to those who were affected by this tragedy.

               Our operations were severely disrupted by the September 11th tragedy at the most critical time in our quarterly business cycle. The third month of every quarter yields higher revenues than either of the two proceeding months. During this time, our people hold numerous meetings and interactions with our clients, during which our clients approve our claim findings and enter these findings into their accounting systems for deductions against payments to vendors.

               Many of these meetings and interactions, which were scheduled to take place during the last twenty days of the month, were simply cancelled or postponed by our clients as their priorities suddenly and understandably, shifted.

               Additionally, some of our clients were impacted in such a way that they had delayed or temporarily suspended audits and air travel disruptions prevented some auditors from getting to client sites. Because of the unusual nature and timing of these events it is difficult, if not impossible, for us to determine what our results would have been had they not occurred.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 5

               We are in the process of returning to normal claims production levels and visibility. A vital area where we have considerably less than normal near-term visibility is the timing of conversions of our claim findings into revenues. Current purchasing patterns in the industries we predominantly serve, such as retailing and technology, have been dramatically altered. It is our clients' current payments for purchases that provide the mechanism for recovering the claims we find from prior purchase activity.

               Since we operate on a pay-for-performance basis, whereby we don't invoice our clients until they actually recover money from our claim findings, any overall economic development, which effects our clients ability to realize these recoveries, will directly impact our ability to invoice our clients and report revenues.

               We are in the process of assessing what impact these developments may have on our near-term outlook. I'd like to provide a few examples to illustrate what we mean here. Recently, several major retailers have been cited in the financial press as giving

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 6

               indications of dramatic decreases in their sales volumes, some as high as 20%. Retailers will respond to such shifts by canceling orders and rebalancing inventories.

               In our commercial business, we serve a broad range of industries. However, the majority of our revenues are generated from three industry categories: technology, telecommunications, and air transport. Even prior to the September 11th events, these industries were demonstrating significant changes in the purchasing behavior in response to the economic environment.

               I want to emphasize that our challenge at hand does not involve finding valid audit claims for our clients. We continue to generate these claims in record numbers. Our challenge, as we see it, is a potentially unprecedented downturn in purchasing and payment activity by our clients, which makes it more difficult, at least in the near-term, to convert revenue claims into revenues.

               We are in the process of re-evaluating the outlook for the fourth quarter of 2001. As I mentioned earlier, we currently expect to

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 7

               provide an updated outlook in combination with reporting the final third quarter results on October 31st.

               Based on tentative and preliminary information, the Company currently anticipates the consolidated revenues for the fourth quarter of 2001 will increase by approximately 10% over the fourth quarter of last year. While this preliminary estimate is lower than what we had previously indicated for the reasons just outlined, we do expect growth over the prior year; due primarily to significant revenues expected to be generated by clients we did not have in 2000.

               We remain fully committed to the strategic initiatives we announced in January of 2001 to enhance PRG's financial position and to clarify its investments and operating strategies by focusing on our core accounts payable business.

               We continue to pursue the sales of our discontinued operations. We are in active and ongoing negotiations with bidders for these businesses and have concluded a letter of intent on the sale of one of the businesses. In consultation with our advisors, we are assessing whether the current economic conditions and other factors may have an impact on the collective, expected net

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 8

               proceeds from the sales of these businesses. As a result, it is possible that we may be required to report a write down of the aggregate carrying value of its discontinued operations as of September 30, 2001 or in some subsequent period.

               We remain  confident  that the  planned  combination  with Howard
               Schultz and Associates will create a world-class provider of unmatched services in an industry, which we expect will continue to exhibit strong growth opportunities. We continue to make substantial progress with our regulatory filings and with our integration planning process.

               Back  on  September   7th,   the  Company   filed  its  Form  S-4
               registration statement with the SEC in connection with the transaction. The combination remains subject to the approval of both companies' shareholders, approval from PRG's bank syndicate, including modifications of certain aspects of PRG's credit agreement, and other customary regulatory approvals. Further details, with respect to the planned acquisition, are available in the Company's Form S-4.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                          Page 9

               Lastly, you should know that PRG has determined that as of September 30, we were not in compliance with certain financial ratio covenants in our bank credit facility agreement. We have had initial dialog with the members of the bank syndicate. We'll be holding further meetings and discussions with the syndicate over the coming weeks to pursue both current and perspective clement relief.

               I'd like to close by emphasizing our continued commitment to the strategic plans and initiatives we have been engaged in over the last several months. We do expect to overcome the near-term challenges and uncertainties during these unprecedented times. That said, I have no doubt that the value proposition we present to our clients remains powerful and consistent and that the actions we are taking today and in the coming months will put us in the leading position to capitalize on the long-term growth opportunities in the accounts payable recovery audit industry, which clearly remains strong.

               I'd now like to turn it over to the conference call operator to begin the question and answer session.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 10

Coordinator    Thank you.  At this time,  I'm going to open up today's  call for questions. Our first question is from Thatcher Thompson from Merrill Lynch.

T. Thompson    Good morning, guys.

J. Cook        Hi, Thatcher.

G. Ellis       Hi, Thatcher.

T. Thompson    I've got a few  questions  for you.  Gene,  can you specify which debt covenant ratios you're not in compliance with?

G. Ellis I'd rather not get into specifics because we don't have the final numbers. The discontinued operations factor into the debt covenants, as well as continuing operations. Let me say that there are about five covenants, which we deal with and they're normal to just about any banking facility. There's the fixed-charge coverage ratio, there's a leverage ratio, and there are net-worth ratios. Since our EBITDA did not measure up to what we had hoped to achieve, the ratios that are affected by that are really the ones that are the most vulnerable. I'd hate to get into individual ones.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 11


T. Thompson    And they're based on a trailing 12-months?

G. Ellis       Yes. They're based on trailing four quarters of activity.

T. Thompson    Okay. Just an update on the sale of assets;  you have a letter of intent. When's that expected to close and do all the other businesses for sale still have interested buyers?

J. Cook Yes they do. Just for competitive reasons,...assume any of the potential buyers are on the call. I don't want to get into a lot of specifics on it. I would hope that we would close on the one that we have a letter of intent on, yet this month. We have active interest in all the other businesses.

T Thompson     Okay.  With the business that way, you say claims  generation has returned back to normal; but you haven't been able to meet with clients and have them apply it to their accounting systems. It creates kind of a backlog of claims. Is there a statute of limitations? I realize that normal order activity isn't with us today, but at a certain point we'd expect it to return.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 12


J. Cook        Right.

T. Thompson    How long can  those  claims  sit out  there  waiting  to become a revenue event for you?

J. Cook There's sort of a voluntary standard, about two years. That really isn't the issue. It's interesting, there was an article even in today's Wall Street Journal on retailers and what they're doing. Again, it's a really near-term problem. Clearly, even before September 11th, retailers were not having a great year. Their purchasing activity was down a little bit, certainly, within a normal range.

               What we are seeing right now is just pretty unprecedented canceling where orders can be cancelled. That very severe drop just impacts the ability to forecast exactly when you are going to be able to offset these. We normally do our estimates based upon historical timeframes; it takes this long, on average, to get from approved claims to billed claims. Clearly, some of those metrics are subject to some cloudiness over the next short period of time, whatever that might be.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 13


T. Thompson    Okay. Thanks.

Coordinator    Our next question's from Adam Holt from J.P. Morgan.

A. Holt        Good morning.

J. Cook        Hi, Adam.

G. Ellis       Hi, Adam.

A. Holt My first question is kind of a follow-up to the last question and maybe a reminder of some of the mechanics of the way that you're recognizing revenue. To the extent that, in the most recent quarter, your meetings were cancelled where clients were verifying claims. Wouldn't that, certainly in the retail business, be something that happens in previous quarters and then the actually billing is where you get the revenue for the most recent quarter?

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 14


J. Cook Yes. There are several pieces to the thing. Let's just go back and say, first, we were writing claims in the way we have always written claims up through September 11th and, in fact, our claims production has been quite good.

               As you know, our revenues are very heavily weighted to the last month of the quarter. So we first had the issue of once the meetings and once the sessions where we find out what of the claims we've given them that they've been able to deduct and avail themselves of the money and therefore, we're able to bill them; with a lot of those meetings cancelled or postponed or delayed, that is what caused the severe shortfall in the near-term.

               So, x-amount of that revenue that came out from Q3 will, in fact, roll over to Q4. If that were the end of the story, we'd say, "Well, gee, it's fine; we should have a great Q4." The reason for our caution on Q4 is that although we did lose, I would say, at least five or six days of normal claims production just because our people are like all humans and we're distracted by what was going on.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 15

               At this point, we're back to finding our normal claims production but our caution in the near-term, certainly as we're looking at Q4, is that with the downturn in the purchasing volume, even though those claims are good and even though we fully expect those claims will, hopefully, generate revenues to the degree that our clients have not been able to deduct them from their purchases and, therefore, for them to have the money; we're not yet able to bill it.

               So, again, all the cancelled orders and all of the rebalancing of inventories simply caused us to have a higher degree of visibility problems in trying to figure out when we'll be able to make those deductions.

A. Holt But as you suggested, it's not a question of if, it's a question of when you're able to recognize that revenue?

J. Cook        That's correct.

A. Holt I guess my other question along this line is, historically, how have you been able to manage through this kind of turn in the cycle? Do you ever see clients changing the way that they pay

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 16

               you, relative to their purchases? What has, historically, been your method of managing through this?

J. Cook You know, to be quite honest, I have never, and long before I even joined PRG, I spent the better part of my early career in retailing; I don't know that I have seen such a sharp drop in purchasing. Typically, when the economy will go up, the economy goes down and those purchases will go up or down with them, but at a fairly measured pace.

               What we find unprecedented in it, it really is the reason for our caution, is the level of order cancellations that are going on at the moment. Again, it's interesting. We've been noticing it now for the last several weeks. As I mentioned, there happened to be a rather illuminating Wall Street Journal article on the subject that came out this morning.

A. Holt I guess, with that said, it would be way too early to start thinking about preliminary guidance for '02?

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 17


J. Cook I think we'd rather wait until the end of the month and we'll get some direction on '02 at that time. Again, overall, I've said many times that a poor economy, in many ways is more beneficial to PRG, in that it's easier to sell our services at a time when there's economic downturn. Our clients tend to be more desirous and more supportive of the service when times are tough.

               Again, what I think we're having right now is just such a sharp downturn in not only retailing, but also on the commercial side of the business. About half of our business comes out of the technology-related companies and telecom companies and the airline industry. All of them have been in a reduced mode but clearly are reacting very sharply over the last couple of weeks.

               If I were looking overall, I'd say although I certainly have not changed my enthusiasm a bit, there is the fact that we have at least a 15% top line generating capacity. I think as we look in the near-term and probably the early parts of 2001, we'd want to be more cautious than we would have been sixty days ago.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 18


A. Holt        Great.  I have just two final  questions  on the debt  covenants.
               What is your level of confidence that you're going to be able to restructure those satisfactorily? Number two, how does that impact your ability to close the Schultz deal?

G. Ellis Thanks. Really, I've had initial discussions with the banking group, to tell them we were not going to be in compliance. We have not done the final calculations to indicate the extent of the non-compliance. At this point, it's totally preliminary and I haven't asked them for anything. All I can look to right now is that we have a three-year positive track record with this bank group. They've worked with us through a variety of situations; acquisitions, divestitures, covenant modifications. They've given us just about everything that we've, historically, asked for.

               At this particular point in time, that's all I've got to go on because I haven't asked them anything. All I can look to is the last three years of positive history with this bank group.

               In terms of how it relates to Schultz, we're committed to doing the Schultz deal. What we said earlier was that it more hinges upon paying down bank debt than it really does to our current operating levels. We made substantial progress in selling these

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                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 19

               discontinued operations. No suitor that was bidding for one of these discontinued operations has left the chase as a result of the events of September 11th. It's just caused them to pause a little bit.

               We continue to make positive movements toward selling them. As we sell them, we will generate proceeds to pay down bank debt. Whatever we need to do to consummate the Schultz acquisition, I think we're prepared to do; but it's a little early to say what that would be.

A. Holt        Thank you.

Coordinator    Thank you. Our next  question is from Alex Paris from  Barrington
               Research.

A. Paris Hi, guys. Most of my questions were asked. I've got a few fill-in-the-blanks, I guess. It sounds like the short fallout, to me, maybe it was across the board but it has a particular impact on the commercial side. That' s the one, I have to imagine, you have the least confidence on forecasting going out.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 20

               On the retail side, however, revenues were going to benefit this year from the addition of a handful of new accounts. Did those audits get started on schedule and are they generating the sort of claims that you had anticipated?

J. Cook I think of the three major new accounts that we had expected to start, two of them started on time, one of them had a ninety-day delay; all of them are going now.

A. Paris Okay. Under the previous method that you accounted for these revenues, the unbilled receivables category, while you don't account that way any longer, do you have a long backlog or a lot of visibility into future revenue? What does that backlog look like today? Is it stronger than ever?

J. Cook In retailing, it would be stronger. Even this quarter, we're having a very strong quarter coming in to September 11th. Again, finding the errors has not been the problem. It is this issue of

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 21

               being able to get those. Under our past methodology, as you know, those claims, once they're accepted by our clients, would have been revenues. I must tell you that had we done the old methodology, we probably would have had awfully extended DSOs under what's happening right now. It is not at all an issue of finding the money.

A. Paris So on the retail side, it's a call on the economy. As the economy improves and as retailers become more confident and increase their purchasing, PRG's revenues should benefit directly?

J. Cook        Yes.

A. Paris On the commercial side, same thing, but less certain because it's not as annuity-like as the retail side?

J. Cook Yes. The other thing is, on the commercial side, if you lost a week or ten days of work, you did genuinely lose it. It's not like auditors would have twice as much work the next week to reclaim it. One of the problems is today's headlines don't make it any easier.

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 22


               On the commercial side, we do a lot of air travel to an awful lot of our clients, to the degree that that gets affected. I would not, by any means, characterize our commercial operation as life-is-normal at this moment. Again, it's just sort of a difference between those. On the retail side, we're operating full time and have staff, in many cases, who live in those cities. It's very different from our commercial model, where the audits are much shorter and where the auditors are generally traveling.

A. Paris       Again,  on  the  retail  side,   probably  more  likely  deferred
               revenues. On the commercial side, there's more risk of some lost revenues.

J. Cook        I think that's correct.

A. Paris Okay. Then moving to the bank covenant, Gene. I don't know if this is presumptuous to say but based on your track record with the syndicate, and I know you haven't asked them anything yet, are you reasonably confident that you can work something out with this group?

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 23


G. Ellis I am, personally. But that's based on past experience, based on friendships within the nine banks, based on the fact that we are making money. There are a lot of companies out there that are destitute that are not making money. Even at these reduced levels we are very cash flow positive. We actually ended up, as you'll see when the numbers come out, we've paid our debt down some this quarter. Even at this reduced level, we're a lot better than a lot of companies that the bank groups are dealing with right now.

A. Paris Okay. Obviously, renegotiating the bank covenant, the Howard Schultz deal would be somewhat contingent on that. If you were able to do that, that could cause a problem. You think, personally, that you ought to be able to get that taken care of?

G. Ellis       Yes.

A. Paris Then longer-term, the issue is near-term. Longer-term, John, I think you said, you have no reason to believe that you're not going to be able to hit your longer-term top and bottom line goals of 15% and 20%?

                                                           PROFIT RECOVERY GROUP
                                                           Moderator:  John Cook
                                                   October 8, 2001/9:00 a.m. CDT
                                                                         Page 24


J. Cook Not at all. There's been nothing that has happened at our business that changes our overall model. In fact, I think in this kind of economic climate, our services make more sense than ever. The challenge for us is to just work our way through the very near-term difficulties.

A. Paris       Okay. Very good. Thanks, very much.

J. Cook        Thank you.

Coordinator    At this time, there are no additional questions waiting.

J. Cook Alright. In that case, if there aren't any further questions, anyone can call Gene Ellis or Leslie Krakowski or myself after the call. We'd be happy to try to answer them.

               Other than that, I'd like to thank you all very much for listening. We look forward to talking to you again on October 31st. Thank you, very much.


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